UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 0-32455
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(Check One): [ X ] Form 10-K  [   ] Form 20-F  [   ]  Form 11-K  [   ] Form 10-Q
[  ] Form N-SAR [  ] Form N-CSR


For Period Ended:    December 31, 2003
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[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB and Form 10-QSB
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                   Far East Energy Corporation

Former Name if Applicable                 N/A

Address of Principal Executive Office     400 N. Sam Houston Parkway East,
                                          Suite 205
                                          Houston, Texas 77060

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)


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[ ]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semiannual report, or transition report on
           Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

[ ]  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10- QSB, N-SAR, N-CSR or portion thereof could not be filed within the prescribed time period.

            The Company's independent accountant has not yet completed the accounting documentation required for the Form 10-KSB.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

         Michael R. McElwrath  President & Chief Executive Officer (713)586-1900
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              (Name)                  (Title)                 (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 (X) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No


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         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As the Company's operational expenditures increased in year ended December 31, 2003 while no revenues from operations have been realized, the Company's expenses and net loss will correspondingly increase relative to the year ended December 31, 2002.

                         Far East Energy Corporation
                        ------------------------------
                 (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 31, 2004                By:  /s/ Michael R. McElwrath
                                        ---------------------------------------
                                        Name:     Michael R. McElwrath
                                        Title:    President and Chief Executive
                                                  Officer



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